Exhibit 99.1


(A FREE TRANSLATION OF THE ORIGINAL IN PORTUGUESE)


FEDERAL GOVERNMENT SERVICE                                             Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR                            Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER               JUNE 30, 2004


REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY.
       COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME                         3 - CNPJ (Federal Tax ID)
01811-2       COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV  02.808.708/0001-07

4 - NIRE (State Registration Number)
3.530.015.770

01.02 - HEAD OFFICE

1 - ADDRESS                                      2 - DISTRICT
Rua Dr. Renato Paes de Barros, 1017 4o andar     Itaim Bibi

3 - ZIP CODE          4 - CITY                   5 - STATE
04530-001             Sao Paulo                  SP

6 - AREA CODE    7 - TELEPHONE   8 - TELEPHONE  9 - TELEPHONE     10 - TELEX
011              2122-1200       -              -

11 - AREA CODE   12 - FAX        13 - FAX       14 - FAX
011              2122-1201       -              -

15 - E-MAIL
ACINV@AMBEV.COM.BR

01.03 - INVESTOR RELATIONS OFFICER (COMPANY MAILING ADDRESS)

1- NAME
Luis Felipe Pedreira Dutra Leite
2 - ADDRESS                                        3 - DISTRICT
Rua Dr. Renato Paes de Barros, 1017 - 4o andar     Itaim Bibi

4 - ZIP CODE           5 - CITY                        6 - STATE
04530-001              Sao Paulo                    SP

7 - AREA CODE   8 - TELEPHONE9 - TELEPHONE 10 - TELEPHONE11 - TELEX
011             2122-1415    -             -

12 - AREA CODE  13 - FAX     14 - FAX      15 - FAX
011             2122-1526    -             -

15 - E-MAIL
ACINV@AMBEV.COM.BR

01.04 -ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR            CURRENT QUARTER                     PREVIOUS QUARTER
1 - BEGINNING   2. END          3 - QUARTER     4 - BEGINNING   5 - END     6 - QUARTER   7 - BEGINNING   8 - END
 01.01.2004     12.31.2004           2            04.01.2004    06.30.2004     1            01.01.2004    03.31.2004

09 - INDEPENDENT ACCOUNTANT                                     10 - CVM CODE
Deloitte Touch Tohmatsu Auditores Independentes                 00385-9

11. PARTNER IN CHARGE                                           12 - CPF (INDIVIDUAL TAX ID)
Altair Tadeu Rossato                                            060.977.208-23

                                       1

01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME                         3 - CNPJ (Federal Tax ID)
01811-2       COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV  02.808.708/0001-07

01.05 - CAPITAL STOCK

Number of Shares    1 - CURRENT QUARTER  2 - PREVIOUS QUARTER  3 - SAME QUARTER,
 (in thousands)         06/30/2004            03/31/2004          PREVIOUS YEAR
                                                                   06/30/2003
PAID-IN CAPITAL
1 - Common                   15,692,063            15,735,878        15,735,878
2 - Preferred                22,121,315            22,801,455        22,801,455
3 - Total                    37,813,378            38,537,333        38,537,333
TREASURY STOCK
4 - Common                       60,731               104,546           104,546
5 - Preferred                 1,046,077               900,627           399,489
6 - Total                     1,106,808             1,005,173           504,035

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY
COMMERCIAL, INDUSTRIAL AND OTHER

2 - STATUS
OPERATIONAL

3 - NATURE OF OWNERSHIP
PRIVATE NATIONAL

4 - ACTIVITY CODE


5 - MAIN ACTIVITY
PRODUCTION OF BEER AND SOFT DRINKS

6 - CONSOLIDATION TYPE
FULL

7 - TYPE OF REPORT OF INDEPENDENT AUDITORS
UNQUALIFIED

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM        2 - CNPJ (Federal Tax ID)       3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM     2 - EVENT   3 - APPROVAL   4 - TYPE   5 - DATE OF PAYMENT   6 - TYPE OF SHARE   7 - AMOUNT PER SHARE

01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME                         3 - CNPJ (Federal Tax ID)
  01811-2     COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV  02.808.708/0001-07

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM  2 - DATE OF CHANGE 3 - CAPITAL STOCK  4 - AMOUNT OF     5 - NATURE OF CHANGE  7 - NUMBER OF SHARES  8 - SHARE PRICE WHEN
                              (IN THOUSANDS OF      CHANGE                                       ISSUED              ISSUED
                                   REAIS)       (IN THOUSANDS OF                              (THOUSANDS)         (IN REAIS)
                                                      REAIS)
 01       04/28/2004           3,142,055            17,996        Private Subscription           55,727           0.3229310000
                                                                        in Cash

01.10 - INVESTOR RELATIONS OFFICER

1- DATE   2 - SIGNATURE
07/30/2004

01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME                             3 - CNPJ (Federal Tax ID)
  01811-2     COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV      02.808.708/0001-07

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE        2 - DESCRIPTION                                    3 - 06/30/2004  4 - 03/31/2004


1               Total assets                                            6,966,487     6,690,662
1.01            Current assets                                            278,372       164,987
1.01.01         Available funds                                                67         1,911
1.01.01.01      Cash and cash equivalents                                      67         1,911
1.01.02         Credits                                                    35,588        39,273
1.01.02.01      Taxes recoverable                                          35,588        39,273
1.01.03         Inventories                                                     0             0
1.01.04         Other                                                     242,717       123,803
1.01.04.01      Dividends and/or interest on own capital receivable       242,438       122,461
1.01.04.02      Other assets                                                  279         1,342
1.02            Long-term receivables                                     535,768       544,539
1.02.01         Sundry credits                                            451,053       459,985
1.02.01.01      Deposits in court                                          42,131        42,219
1.02.01.02      Advances to employees for purchase of shares              174,890       178,627
1.02.01.03      Deferred income tax and social contribution               234,032       239,139
1.02.02         Receivables from related parties                                0             0
1.02.02.01      Associated companies                                            0             0
1.02.02.02      Subsidiaries                                                    0             0
1.02.02.03      Other related parties                                           0             0
1.02.03         Other                                                      84,715        84,554
1.02.03.01      Other assets                                               84,715        84,554
1.03            Permanent assets                                        6,152,347     5,981,136
1.03.01         Investments                                             6,152,347     5,981,136
1.03.01.01      Associated companies                                            0             0
1.03.01.02      Subsidiaries                                            6,113,505     5,961,426
1.03.01.02.01   Subsidiaries                                            5,836,994     5,663,628
1.03.01.02.02   Subsidiaries - Goodwill/Negative goodwill (net)           276,511       297,798
1.03.01.03      Other investments                                          38,842        19,710
1.03.02         Property, plant and equipment                                   0             0
1.03.03         Deferred charges                                                0             0

                                       4

01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME                         3 - CNPJ (Federal Tax ID)
  01811-2     COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV  02.808.708/0001-07

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (IN THOUSANDS OF REAIS)

1 - CODE        2 - DESCRIPTION                            3 - 06/30/2004  4 - 03/31/2004
2               Total liabilities and shareholders' equity      6,966,487     6,690,662
2.01            Current liabilities                             2,747,870     2,079,401
2.01.01         Loans and financings                                    0             0
2.01.02         Debentures                                              0             0
2.01.03         Suppliers                                              17            14
2.01.04         Taxes, charges and contributions                      514         4,662
2.01.04.01      Other taxes, charges and contributions                514         4,662
2.01.05         Dividends payable                                 213,645       116,575
2.01.05.01      Dividends payable                                  10,350        11,471
2.01.05.02      Provision for interest on own capital             203,295       105,104
2.01.06         Provisions                                          4,329         2,380
2.01.06.01      Social and labor                                    2,093         1,172
2.01.06.02      Statutory                                           2,236         1,208
2.01.07         Payable to related parties                      2,529,362     1,955,766
2.01.08         Other                                                   3             4
2.01.08.01      Payroll, profit sharing and related charges             0             0
2.01.08.02      Other liabilities                                       3             4
2.02            Long-term liabilities                             147,345       155,998
2.02.01         Loans and financings                                    0             0
2.02.02         Debentures                                              0             0
2.02.03         Provisions                                        147,345       146,968
2.02.03.01      For contingencies                                 147,345       146,968
2.02.04         Payable to related parties                              0             0
2.02.05         Other                                                   0         9,030
2.03            Deferred income                                         0             0
2.05            Shareholders' equity                            4,071,272     4,455,263
2.05.01         Paid-in capital                                 3,142,055     3,124,059
2.05.02         Capital reserves                                   19,173        19,173
2.05.02.01      Advances for future capital increase                    0             0
2.05.02.02      Share repurchase option premium                     7,448         7,448
2.05.02.03      Premium on sale of treasury stock                  11,725        11,725
2.05.03         Revaluation reserves                                    0             0
2.05.03.01      Own assets                                              0             0
2.05.03.02      Subsidiary/associated companies                         0             0
2.05.04         Revenue reserves                                  910,044     1,111,335
2.05.04.01      Legal                                             237,335       208,831
2.05.04.02      Statutory                                       1,248,306     1,271,399
2.05.04.02.01   For investments                                 1,248,306     1,271,399
2.05.04.03      For contingencies                                       0             0
2.05.04.04      Unrealized profits                                      0             0
2.05.04.05      Profit retention                                        0        25,875
2.05.04.05.01   Future capital increase                                 0        25,875
2.05.04.06      Special reserve for undistributed dividends             0             0
2.05.04.07      Other revenue reserves                          (575,597)     (394,770)
2.05.04.07.01   Treasury stock                                  (575,597)     (394,770)

01.01 - IDENTIFICATION

1 - CVM CODE 2 - COMPANY NAME                          3 - CNPJ (Federal Tax ID)
  01811-2    COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV   02.808.708/0001-07


02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (IN THOUSANDS OF REAIS)

1 - Code        2 - Description         3 - 06/30/2004          4 - 03/31/2004

2.05.05         Retained earnings                    0            200,696

01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME                         3 - CNPJ (Federal Tax ID)
01811-2       COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV  02.808.708/0001-07

03.01 - INCOME STATEMENT (IN THOUSANDS OF REAIS)

1 - CODE        2 - DESCRIPTION                3 - 04/01/2004 TO    4 - 01/01/2004 TO    5 - 04/01/2003 TO    6 - 01/01/2003 TO
                                                06/30/2004           06/30/2004           06/30/2003           06/30/2003
3.01            Gross sales and/or services                    0                    0                    0                    0
3.02            Deductions                                     0                    0                    0                    0
3.03            Net sales and/or services                      0                    0                    0                    0
3.04            Cost of sales and/or services                  0                    0                    0                    0
3.05            Gross profit                                   0                    0                    0                    0
3.06            Operating Expenses/Income                271,196              577,246               97,743              784,282
3.06.01         Selling                                        0                    0                    0                    0
3.06.02         General and administrative               (1,951)             (14,928)                (861)              (2,821)
3.06.02.01      Administrative                               207              (1,557)                (328)                (969)
3.06.02.02      Management fees                          (2,041)              (3,486)                 (71)                (888)
3.06.02.03      Provisions for contingencies               (117)              (9,885)                (462)                (964)
3.06.03         Financial                                  3,078                5,679             (26,544)             (29,401)
3.06.03.01      Financial income                          11,888               22,145                4,699               21,433
3.06.03.02      Financial expenses                       (8,810)             (16,466)             (31,243)             (50,834)
3.06.04         Other operating income                         0                    0                   11                   19
3.06.05         Other operating expenses                (23,273)             (46,004)             (21,245)             (42,429)
3.06.05.01      Goodwill amortization -                 (21,287)             (42,472)             (21,185)             (42,369)
                subsidiaries
3.06.05.02      Other                                    (1,986)              (3,532)                 (60)                 (60)
3.06.06         Equity in the earnings of                293,342              632,499              146,382              858,914
                subsidiaries
3.07            Operating profit                         271,196              577,246               97,743              784,282
3.08            Non-operating results                          0                    0                    1            (215,443)
3.08.01         Income                                         0                    0                    1                    1
3.08.02         Expenses                                       0                    0                    0            (215,444)
3.09            Income before taxes/profit               271,196              577,246               97,744              568,839
                sharing
3.10            Income tax and social                          0                    0                    0                    0
                contribution

01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME                         3 - CNPJ (Federal Tax ID)
  01811-2     COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV  02.808.708/0001-07

03.01 - INCOME STATEMENT (IN R$ THOUSANDS)

1 - CODE        2 - DESCRIPTION                          3 - 04/01/2004 TO 4 - 01/01/2004 TO 5 - 04/01/2003 TO 6 - 01/01/2003 TO
                                                            06/30/2004        06/30/2004        06/30/2003        06/30/2003
3.11            Deferred income tax and social                   (5,107)         (4,939)            30,589            61,484
                contribution
3.12            Statutory profit sharing/contributions           (1,028)         (2,236)               176             7,148
3.12.01         Profit sharing                                   (1,028)         (2,236)               176             7,148
3.12.01.01      Management                                       (1,028)         (2,236)               176             7,148
3.12.02         Contributions                                          0               0                 0                 0
3.13            Reversal of interest on own capital                    0               0                 0                 0
3.15            Net income for the period                        265,061         570,071           128,509           637,471
                SHARES OUTSTANDING EX-TREASURY STOCK (in      36,706,570      36,706,570        38,033,298        38,033,298
                thousands)
                EARNINGS PER SHARE                               0.00722         0.01553           0.00338           0.01676
                LOSS PER SHARE

01  -  IDENTIFICATION
1  -  CVM CODE  2  -  COMPANY NAME                       3 - General Taxpayers' Registration (CGC)
01811-2         COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV  02.808.708/0001-07


     04.01 - NOTES TO THE QUARTERLY FINANCIAL STATEMENTS (IN THOUSANDS OF
             REAIS)




                                                  AMOUNTS IN THOUSANDS OF REAIS

1    OPERATING ACTIVITIES

(a)  GENERAL CONSIDERATIONS

     Companhia de Bebidas das Americas - AmBev (the Company or AmBev), headquartered in Sao Paulo, Brazil, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, and malt either directly or by participating in other companies in Brazil and elsewhere in the Americas.

     AmBev has a franchise agreement with PepsiCo International, Inc. (PepsiCo) to bottle, sell and distribute Pepsi products in Brazil and other Latin American countries, including Lipton Ice Tea and Gatorade, the isotonic sports drink. There is also an agreement with PepsiCo for bottling, sale and distribution of the "Guarana Antarctica" internationally. Based on this agreement, this product is already being sold in Portugal and Spain.

     AmBev shares are traded on the Sao Paulo Stock Exchange (BOVESPA), and on the New York Stock Exchange (NYSE), as American Depositary Receipts
     (ADRs).

(b)  AGREEMENT WITH INTERBREW

     As announced on March 3, 2004, AmBev and Interbrew S.A. executed an agreement that established an alliance between the two companies. Such alliance basically consists of the following:

     a) AmBev will acquire Labatt Brewing Company Limited (Labatt), through the incorporation of Labatt Brewing Canada Holding Ltd. (Labatt Holding), wholly parent company of Labatt and wholly-owned subsidiary of Interbrew, through AmBev's issuance of 7.9 billion common shares and 11.4 billion preferred shares; and

     b) Interbrew S.A. will issue 141.7 million shares in favor of AmBev's current controlling shareholders, receiving in exchange the indirect ownership of 8.3 billion common shares of the Company.

     On July 27, 2004 the call for the Special Shareholders' Meeting to be held on August 27, 2004 was announced, in order to decide about the Company's incorporation of Labatt Holding.


01  -  IDENTIFICATION
1  -  CVM CODE  2  -  COMPANY NAME                       3 - General Taxpayers' Registration (CGC)
01811-2         COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV  02.808.708/0001-07

     04.01 - NOTES TO THE QUARTERLY FINANCIAL STATEMENTS (IN THOUSANDS OF
             REAIS)



2    SIGNIFICANT ACCOUNTING PRACTICES

(a)  QUARTERLY INFORMATION

     The preparation of quarterly information requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and other transactions. This includes several estimates relating to the useful lives of property, plant and equipment, the necessary provisions for contingent liabilities and income tax, and other similar provisions. Although they are the best estimates of management, actual data and values could differ from such estimates.

     The accounting practices adopted in preparing the quarterly information are consistent with those adopted by the Company in preparing the audited financial statements for the year ended December 31, 2003.

     The quarterly information and our financial statements prepared for the year ended December 31, 2003 should be read as a whole. Our statements of income for the three- and six-month period ended June 30, 2004 are not necessarily indicative of the income for the full year ending on December 31, 2004.

(b)  CONSOLIDATED FINANCIAL STATEMENTS

     All assets, liabilities and results of the Company's subsidiaries are consolidated, and the interest of minority shareholders in the shareholders' equity and results of subsidiaries is segregated.

     The balance of assets, liabilities, income and expenses arising from consolidated intercompany transactions were eliminated.

     The consolidated financial statements include the financial statements, prepared at the same dates, of the companies either directly or indirectly controlled by the Company.

(c)  PROPORTIONALLY CONSOLIDATED FINANCIAL STATEMENTS

     For investees that are jointly controlled through a shareholders' agreement, the consolidation includes the assets, liabilities and results in proportion to the total holding of the Company in their capital. The portions corresponding to the proportional assets, liabilities, income and expenses, arising from intercompany transactions, were eliminated on the proportional consolidation.

01  -  IDENTIFICATION

1  -  CVM CODE  2  -  COMPANY NAME                              3 - General Taxpayers' Registration (CGC)
01811-2         COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV         02.808.708/0001-07

     04.01 - NOTES TO THE QUARTERLY FINANCIAL STATEMENTS (IN THOUSANDS OF
     REAIS)



     Quilmes Industrial S.A. (Quinsa) has been acquiring its own shares, therefore changing the Company's percentage of interest in Quinsa, which reached 50.98% as of June 30, 2004. Such acquisitions generated a R$ 16,866 loss in the Company's results for the quarter ended June 30, 2004, (R$ 13,933 in the quarter ended March 31, 2004), because the amount paid was higher than the shares' equity value. The total goodwill determined in the acquisition of Quinsa is economically based on expected future profitability, to be amortized over ten years.

     Quinsa's controllers have the right to exchange their 373.5 million class A Quinsa shares for AmBev shares during specified periods each year starting as from April 2003, or at any time if there is a change in AmBev's control structure. AmBev also has the right to determine the exchange of class A shares of Quinsa for AmBev shares starting from the end of the 7th year (as from April 2003). In both cases, the number of AmBev's shares to be issued to Quinsa's principal shareholders shall be determined by an agreed formula based on the two companies' EBITDA.

     The net assets of Quinsa, of Agrega Inteligencia em Compras Ltda. ("Agrega") and of Ice Tea do Brasil Ltda ("ITB"), proportionally consolidated in the Company's financial statements, are as follows:

                                                               JUNE 30, 2004
                                --------------------------------------------
                                  QUINSA(i) AGREGA(ii)    ITB(iii)     TOTAL
                                --------    ------     ------      ---------

Current assets                   428,732       325        323        429,380
Long-term receivables            207,090                6,223        213,313
Permanent assets                1235,326       509      1,024      1,236,859
Current liabilities             (301,304)   (1,480)        (5)      (302,789)
Long-term liabilities           (450,866)             (11,199)      (462,065)
Minority interest               (215,668)                           (215,668)
                                --------    ------     ------      ---------

Total net assets                 903,310      (646)    (3,634)       899,030
                                ========    ======     ======      =========

(i)     50.98% ownership interest.
(ii)    50% ownership interest.
(iii)   50% ownership interest.

01  -  IDENTIFICATION
1  -  CVM CODE  2  -  COMPANY NAME                       3 - General Taxpayers' Registration (CGC)
01811-2         COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV  02.808.708/0001-07

04.01 - NOTES TO THE QUARTERLY FINANCIAL STATEMENTS (IN THOUSANDS OF REAIS)




                                                           MARCH 31, 2004
                        -------------------------------------------------
                           QUINSA(i)   AGREGA(ii)        ITB(iii)         TOTAL
                        ---------      ------       --------          ---------

Current assets            379,172         704            312            380,188
Long-term receivables     200,823                      6,080            206,903
Permanent assets        1,180,081         491          1,086          1,181,658
Current liabilities      (284,068)     (1,147)            12           (285,203)
Long-term liabilities    (387,766)                   (11,000)          (398,766)
Minority interest        (217,261)                                     (217,261)
                        ---------      ------       --------          ---------

Total net assets          870,981          48         (3,510)           867,519
                        =========      ======       ========          =========


(i)     50.34% ownership interest.
(ii)    50% ownership interest.
(iii)   50% ownership interest.

Quinsa, Agrega, and ITB's results, proportionally consolidated in the Company's financial statements, are as follows for the quarters ended:


                                                                                JUNE 30, 2004
                                     ----------------------------------------------------------
                                           QUINSA       AGREGA            ITB            TOTAL
                                     -------------  -----------   ------------  ---------------
Net sales                                 219,453          127                         219,580
Cost of products and services sold       (106,963)                                    (106,963)
                                     -------------  -----------   ------------  ---------------

Gross profit                              112,490          127                         112,617
Operating expenses                       (113,418)        (820)          (187)        (114,425)
                                     -------------  -----------   ------------  ---------------

Operating loss                               (928)        (693)          (187)          (1,808)

Non-operating income                          622                                          622
Income tax provision                       (5,899)                         64           (5,835)
Profit sharing                               (794)                                        (794)
Minority interest                          (2,019)                                      (2,019)
                                     -------------  -----------   ------------  ---------------

Loss for the period                        (9,018)        (693)          (123)          (9,834)
                                     =============  ===========   ============  ===============


04.01 - NOTES TO THE QUARTERLY FINANCIAL STATEMENTS (IN THOUSANDS OF REAIS)



                                                                                JUNE 30, 2003
                                     ----------------------------------------------------------
                                           QUINSA       AGREGA            ITB            TOTAL
                                     -------------  -----------   ------------  ---------------
Net sales                                 143,632          148          2,796          146,576
Cost of products and services sold        (85,785)                     (1,964)         (87,749)
                                     -------------  -----------   ------------  ---------------

Gross profit                               57,847          148            832           58,827
Operating expenses                        (38,781)        (653)        (1,478)         (40,912)
                                     -------------  -----------   ------------  ---------------

Operating income (loss)                    19,066         (505)          (646)          17,915

Non-operating income                      (11,592)                                     (11,592)
Income tax provision                           73                         231              304
Minority interest                          (2,826)                                      (2,826)
                                     -------------  -----------   ------------  ---------------

Net income (loss) for the period            4,721         (505)          (415)           3,801
                                     =============  ===========   ============  ===============




(D)      TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties include, among other operations, the buying and selling of raw materials such as malt, concentrates, labels, corks and various finished products, eliminated in the Company's consolidated financial statements, except for the non-consolidated portion of operations with jointly-controlled subsidiaries (recorded based on the proportional consolidation method) and related parties.

Loan agreements among the Company's subsidiaries in Brazil have undetermined maturity terms and are not subject to financial charges. Agreements involving the Company's foreign subsidiaries are usually updated based on the U.S. dollar variation, plus 10% interest p.a. Intercompany loans are consolidated based on the same criteria described above.



04.01 - NOTES TO THE QUARTERLY FINANCIAL STATEMENTS (IN THOUSANDS OF REAIS)

3        OTHER ASSETS

                                                                  PARENT COMPANY               CONSOLIDATED
                                                      --------------------------- --------------------------

                                                          06.30.04      03.31.04      06.30.04     03.31.04
                                                      ------------- ------------- ------------- ------------
 CURRENT ASSETS
 Deferred result of commodities swap and forward
 operations, net                                                                           114          373
    Other accounts receivable                                  279         1,342       127,814      132,801
    Prepaid expenses                                                                   149,929      120,484
    Advances to suppliers and others                                                    45,028       43,775
                                                      ------------- ------------- ------------- ------------

                                                               279         1,342       322,885      297,433
                                                      ============= ============= ============= ============

 LONG TERM RECEIVABLES
    Long-term financial investments                                                     90,767       79,283
    Other taxes and charges recoverable                     84,715        84,554       344,610      342,114
    Prepaid expenses                                                                   114,948      117,640
    Other accounts receivable                                                           47,343       56,104
    Surplus assets - Instituto AmBev                                                    22,030       22,030
                                                      ------------- ------------- ------------- ------------

                                                            84,715        84,554       619,698      617,171
                                                      ============= ============= ============= ============


4        HOLDINGS IN DIRECT SUBSIDIARIES

(A) CHANGES, INCLUDING GOODWILL AND NEGATIVE GOODWILL, OF HOLDINGS IN DIRECT SUBSIDIARIES

DESCRIPTION                                        CBB      AROSUCO      AGREGA     HOHNECK(I)    TOTAL
-----------------------------------------  ------------  -----------  ---------- -----------  ----------

Balance on March 31, 2004                    5,676,233      285,133          48          12   5,961,426
  Dividends received and receivable           (119,976)                                        (119,976)
  Equity in the results of affiliates          244,568       49,468        (693)         (1)    293,342
  Amortization of goodwill                     (21,287)                                         (21,287)
                                           ------------  -----------  ---------- -----------  ----------

Balance on June 30, 2004                     5,779,538      334,601        (645)         11   6,113,505
                                           ============  ===========  ========== ===========  ==========

(i) Headquartered abroad.


04.01 - NOTES TO THE QUARTERLY FINANCIAL STATEMENTS (IN THOUSANDS OF REAIS)

(B)  INFORMATION ON DIRECT SUBSIDIARIES

                                                                                               JUNE 30, 2004
                                                     --------------------------------------------------------
DESCRIPTION                                                    CBB        AROSUCO         AGREGA     HOHNECK
---------------------------------------------------- -------------- -----------------------------------------
Number of shares/quotas held - in thousands
   . Common shares/quotas                               19,881,631            0,3          6,510      10,000
   . Preferred shares                                   35,206,009
                                                     -------------- -----------------------------------------

   Total shares/quotas                                  55,087,640            0,3          6,510      10,000
                                                     ============== =========================================

Percentage of direct holding
   . In relation to preferred shares                           100
   . In relation to common shares/quotas                      99.9           99.7             50       0.009
   . In relation to total shares/quotas                       99.9           99.7             50       0.009

Information on the financial statements of direct subsidiaries:

   Adjusted shareholder's equity                         5,503,034        335,599         (1,292)  1,242,803
                                                     ============== =========================================

   Adjusted net income (loss)                              224,281         41,833         (1,387)    (62,140)
                                                     ============== =========================================


04.01 - NOTES TO THE QUARTERLY FINANCIAL STATEMENTS (IN THOUSANDS OF REAIS)



                                                                                              MARCH 31, 2004
                                                     --------------------------------------------------------
DESCRIPTION                                                    CBB        AROSUCO         AGREGA     HOHNECK
---------------------------------------------------- -------------- -----------------------------------------
Number of shares/quotas held - in thousands
   . Common shares/quotas                               19,881,631            0,3          6,510      10,000
   . Preferred shares                                   35,206,009
                                                     -------------- -----------------------------------------

   Total shares/quotas                                  55,087,640            0,3          6,510      10,000
                                                     ============== =========================================

Percentage of direct holding
   . In relation to preferred shares                           100
   . Common shares/quotas                                     99.9           99.7             50       0.009
   . In relation to total shares/quotas                       99.9           99.7             50       0.009

Information on the financial statements of directly controlled subsidiaries:

   Adjusted shareholder's equity                         5,378,442        285,984             94   1,304,942
                                                     ============== =========================================

   Adjusted net income (loss) for the quarter              258,180         50,768         (1,143)    (10,209)
                                                     ============== =========================================


Due to inter-company results, unrealized profits and fiscal incentives, the equity in the results of certain subsidiaries, as shown in note 4(a) may not correspond to the holding percentage applied to the subsidiary's result in the quarter, listed in this note.

04.01 - NOTES TO THE QUARTERLY FINANCIAL STATEMENTS (IN THOUSANDS OF REAIS)


(C)      MAIN INDIRECT HOLDINGS IN SUBSIDIARIES

                                           TOTAL PERCENTAGE OF INDIRECT HOLDING
                                           -------------------------------------

COMPANY NAME                                       06.30.04            03.31.04
------------------------------------------ -----------------  ------------------

Brazil
   Eagle                                                100                 100
   IBA-Sudeste                                         99.3                99.3

Abroad
   Jalua Spain S.A.                                     100                 100
   Lambic S.A.                                         87.3                87.3
   Monthiers (i)                                        100                 100
   Aspen                                                100                 100

(i)  Wholly-owned subsidiary of Jalua Spain S.A.

5        PROPERTY, PLANT AND EQUIPMENT



(A)  BREAK-DOWN OF PROPERTY, PLANT AND EQUIPMENT

                                                                             CONSOLIDATED
                                ----------------------------------------------------------

                                                                  06.30.04       03.31.04
                                ----------------------------------------------------------
                                        COST     ACCUMULATED      RESIDUAL RESIDUAL VALUE       ANNUAL
                                                                                             DEPRECIATION
                                                DEPRECIATION         VALUE                    RATES - %
                                ------------- --------------- ---------------------------- -----------------

Land                                 266,859                       266,859        226,968
Buildings and constructions        2,093,253        (875,422)    1,217,831      1,293,022         4
Machinery and equipment            5,922,146      (4,598,065)    1,324,081      1,304,350      10 to 20
Offsite equipment                  1,171,629        (507,990)      663,639        604,068      10 to 20
Other assets and intangibles       1,021,442        (441,229)      580,213        601,670      4 to 20
Constructions in progress            223,224                       223,224        151,086
                                ------------- --------------- ----------------------------
                                  10,698,553      (6,422,706)    4,275,847      4,181,164
                                ============= =============== ============================


04.01 - NOTES TO THE QUARTERLY FINANCIAL STATEMENTS (IN THOUSANDS OF REAIS)


As of June 30, 2004, the subsidiaries held for sale properties, with a book value of R$ 137,454 (March 31, 2004 - R$ 141,701), which are classified under long-term receivables, net of a provision for expected losses on realization, in the amount of R$ 86,058 (March 31, 2004 - R$ 88,721).

During the quarter there was no provision for potential losses on realization of property, machinery and equipment.

(B)      ASSETS WITH RESTRICTIONS

Due to bank loans taken by the Company and its subsidiaries, on June 30, 2004 there is property, machinery and equipment whose availability is restricted, in the residual amount of R$ 1,060,664 (March 31, 2004 - R$ 995,208). Such restriction has no impact on the use of such assets and on the Company's operations.


6        LOANS AND FINANCING


                                                                                                           CONSOLIDATED
                                                                                ----------------------------------------

                                                                                        CURRENT           LONG-TERM
                                                                                -----------------------------------------

   TYPE/PURPOSE                FINANCIAL CHARGES (P.A.)         FINAL MATURITY    06.30.04   03.31.04  06.30.04  03.31.04
 ----------------------------- -------------------------      -----------------   --------   --------  --------  --------
   Local currency
     ICMS sales tax incentives 4.42%                            June 2013           45,097     28,091   340,777   352,659
     Capital expenditures      2.40% above the TJLP             December 2008      177,560    202,434   234,777   269,073
     Other                     2.62% above the TJLP             June 2007           11,023     24,902       335       374
                                                                                 --------- ----------  --------  --------
                                                                                   233,680    255,427   575,889   622,106
                                                                                 --------- ----------  --------  --------

   Foreign currency
     Syndicated loan           2.4% above quarterly LIBOR (i)   August 2004      1,125,679  1,098,117
     Foreign debt securities   10.55%                           September 2013      59,576     65,660 3,107,500 2,908,600
     Raw material import
      financing                4.77%                            May 2005           235,673    216,854              34,306
     Capital expenditures      8.94%                            January 2009       125,029    103,951   452,105   401,728
     Other (ii)                9.43%                            October 2008       487,827    489,145    68,582    40,513
                                                                                 --------- ---------- --------- ---------
                                                                                 2,033,784  1,973,727 3,628,187 3,385,147
                                                                                 --------- ---------- --------- ---------

                                                                                 2,267,464  2,229,154 4,204,076 4,007,253
                                                                                ========== ========== ========= ==========

(i)  Fixed interest rate of 5.95% per annum through a LIBOR swap operation (note 6(d)).

(ii) This includes financings (including interest) linked to local currency in Argentina, Ecuador, Peru, Uruguay, Venezuela and the
     Dominican Republic.

Abbreviations used: .TJLP - Long Term Interest Rate; LIBOR - London Interbank Offered Rate; ICMS - Value-added Tax on Sales and
Services.


04.01 - NOTES TO THE QUARTERLY FINANCIAL STATEMENTS (IN THOUSANDS OF REAIS)

(A)  GUARANTEES

     Loans and financings for expansion, construction of new plants and purchases of equipment are guaranteed by mortgages on the plant properties and financial liens on equipment. Loans for the purchase of raw materials, mainly malt, syndicated loans and the issue of Notes on the international market are guaranteed by collaterals of AmBev and its subsidiaries.

(B)  DUE DATES

     As of June 30, 2004 long-term financings fall due as follows:

2005                                                   115,729
2006                                                   424,400
2007                                                   169,322
2008                                                   187,374
2009                                                    22,290
2010                                                    70,727
2011                                                 1,581,971
2012                                                    78,513
2013 and on                                          1,553,750
                                              -----------------

                                                     4,204,076
                                              =================

(C)      ICMS SALES TAX INCENTIVES

DESCRIPTION                                   06.30.04            03.31.04
---------------------------------   -------------------  ------------------

Short and long term balances
    Financings                                 385,874             380,749
    Deferrals of taxes on sales                362,851             377,863
                                    -------------------  ------------------

                                               748,725             758,612
                                    ===================  ==================

     Financings refer to programs offered by certain Brazilian states, through which a percentage of the ICMS sales tax due is financed by the financial agent associated to the Government, usually over five years as from the original due date.

     The amount of R$ 362,851 (March 31, 2004 - R$ 377,863) of Sales tax deferrals includes a current portion of R$ 130,983 (March 31, 2004 - R$ 162,648) classified under Other taxes and contributions payable.

04.01 - NOTES TO THE QUARTERLY FINANCIAL STATEMENTS (IN THOUSANDS OF REAIS)



     The remaining amounts refer to the financed deferrals of ICMS due for periods of up to twelve years, as part of industrial incentive programs. The percentages deferred may be fixed during the program or vary regressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed at 60% to 80% of a general price index.

(D)  SYNDICATED LOAN

     The syndicated loan in Yens is guaranteed by cosignatures of AmBev and subsidiaries. On June 30, 2004, by means of a LIBOR swap, this loan is indexed to fixed interest of 5.95% per annum.

(E)  NOTES ISSUED ON THE INTERNATIONAL MARKET

     CBB issued in September 2003 US$ 500 million in foreign securities (Bond
     2013), with a guarantee from AmBev. These Notes incur 8.75%% interest p.a., and will be amortized semi-annually as from March 2004, with final maturity in September 2013. There is a contractual provision for a 0.5% p.a. increase, if such Notes are not filed with the U.S. Securities and Exchange Commission - SEC by September 18, 2004.

     CBB issued in December 2001 US$ 500 million in foreign securities (Bond
     2011), with a guarantee from AmBev. These Notes incur 10.7% interest p.a., amortized semi-annually as from July 2002, with final maturity in December 2011. The Company filed Bond 2011 with the SEC on October 4, 2002.

(F)  CONTRACTUAL CLAUSES

     As of June 30, 2004, the Company and its subsidiaries are in compliance with debt and liquidity ratio covenants in connection with obtaining the loans, except for what is mentioned in the following paragraph.

     During the year 2003, certain subsidiaries of Quinsa in Argentina concluded a debt renegotiation process, covering also financings payment terms. On June 30, 2004, the portion of debt in the amount of US$ 4.3 million was recorded under current liabilities, because certain liquidity ratio covenants have not been fulfilled.

04.01 - NOTES TO THE QUARTERLY FINANCIAL STATEMENTS (IN THOUSANDS OF REAIS)




7    OTHER LIABILITIES

                                                            PARENT COMPANY                    CONSOLIDATED
                                          --------------------------------- -------------------------------

                                                 06.30.04         03.31.04        06.30.04        03.31.04
                                          ---------------- ---------------- --------------- ---------------

Current liabilities

  Profit sharing - employees and
    management                                                                      53,379          29,023
  Other accounts payable                                3                4         117,407         144,202
  Provision for clearing of area                                                    49,481          87,678
  Accounts payable - acquisition of
    Embodom                                                                         62,675          59,038
  Advances from client                                                               3,202           3,370
  Net deferred income from swap and
    forward operations                                                              13,891           2,854
                                          ---------------- ---------------- --------------- ---------------
                                                        3                4         300,035         326,165
                                          ================ ================ =============== ===============


Long-term liabilities

  Advance for future capital increase
    (AFAC)                                                           9,030                           9,030
  Provision for health care benefits                                                75,717          74,294
  Deferred income tax and social
    contribution                                                                    56,514          23,059
  Other accounts payable                                                            39,367          36,195
  Suppliers                                                                          4,195             624
                                          ---------------- ---------------- --------------- ---------------
                                                                     9,030         175,793         143,202
                                          ================ ================ =============== ===============


04.01 - NOTES TO THE QUARTERLY FINANCIAL STATEMENTS (IN THOUSANDS OF REAIS)



8   LIABILITIES RELATED TO FISCAL CLAIMS
    AND PROVISIONS FOR CONTINGENCIES

                                                                 CONSOLIDATED
                                                -----------------------------

                                                   06.30.04         03.31.04
                                                ------------  ---------------

 Social Integration Program (PIS)
     and Social Contribution on Revenue (COFINS)    363,773          355,973
 Value-added Tax on Sales and Services (ICMS)
     and Excise Tax (IPI)                           538,691          540,259
 Income Tax and Social Contribution                  48,238           44,398
 Labor claims                                       205,925          204,671
 Lawsuits involving distributors and resellers       34,325           34,193
 Other                                               91,416           90,746
                                                ------------  ---------------

                                                  1,282,368        1,270,240
                                                ============  ===============

As of June 30, 2004, the Company and its subsidiaries have other ongoing lawsuits of a similar nature which, in the opinion of legal counsel, are subject to possible, but not probable, losses of approximately R$ 1,777,500 (March 31, 2004 - R$ 1,221,043).

Principal liabilities related to fiscal claims and provisions for contingencies:

(A)  PIS AND COFINS

(i) PIS - The Company obtained an injunction in the first quarter of 1999, which was confirmed by a lower court judgment, granting the right to pay PIS (up to December 31, 2002) on billings, without paying such contribution on other revenues. Following the enactment of Law No. 10,637 of December 31, 2002, which established new rules for calculating PIS with effect as from December 1, 2002, the Company began to pay such contribution on other revenues, as prescribed by current legislation.

(ii) COFINS - The 3rd Region Local Federal Court confirmed a legal decision in favor of the Company, which allows it to pay COFINS on billings, releasing it from paying such contribution on other income. Following the enactment of Law No. 10,833/03 of December 29, 2003, effective February 1, 2004 the Company began to pay such contribution.

04.01 - NOTES TO THE QUARTERLY FINANCIAL STATEMENTS (IN THOUSANDS OF REAIS)

(B)  ICMS AND IPI TAX

     This provision relates mainly to challenges of zero-rated presumed IPI credits and to extemporaneous ICMS credits on purchases of property, plant and equipment prior to 1996.

     Zero-rated IPI credits, which have not been used by the Company yet, totaling R$ 228,056 as of June 30, 2004, were recorded under Other taxes and charges recoverable, in long-term assets.

(C)  INCOME TAX AND SOCIAL CONTRIBUTION ON NET PROFITS (CSLL)

     This provision relates substantially to the recognition of the deductibility of interest on own capital in the calculation of CSLL for the year 1996.

(D)  LABOR CLAIMS

     This provision relates to claims from former employees. On June 30, 2004, deposits related to labor claims made by the Company and its subsidiaries, restated based on official indices, amounted to R$ 124,734 (March 31, 2003 - R$ 117,811).

(E)  DISTRIBUTORS' CLAIMS

     This provision relates mainly to contractual rescissions between the Company's subsidiaries and certain distributors, due to the restructuring process carried out in the distribution network, and in some cases, because of non-compliance with the Company's directives.

(F)  OTHER PROVISIONS

     These provisions substantially relate to issues involving the National Social Security Institute (INSS), products and suppliers.

04.01 - NOTES TO THE QUARTERLY FINANCIAL STATEMENTS (IN THOUSANDS OF REAIS)


9    SOCIAL PROGRAMS

(A)  AMBEV PRIVATE PENSION PLAN INSTITUTE (IAPP)

     CBB and its subsidiaries have two kinds of pension plans: a defined contribution model (open to new members) and a defined benefit model (closed to new members since May 1998), with the possibility of migrating from the defined benefit plan to the defined contribution plan. These plans are funded by members and by the sponsor, and managed by Instituto AmBev. The main purpose is to supplement the retirement benefits of employees and management. During the quarter ended June 30, 2004, the Company and its subsidiaries made contributions of R$ 915 (June 30, 2003
     - R$1,081) to IAPP.

(B)  MEDICAL ASSISTANCE AND OTHER POST-EMPLOYMENT BENEFITS PROVIDED DIRECTLY
     BY CBB

     CBB directly provides medical assistance, reimbursement of medicine expenses and other benefits to certain retired pensioners. Currently the Company does not grant such new benefits. On June 30, 2004, the balance of R$ 75,717 (March 31, 2004 - R$ 74,294) was recorded in the Company's consolidated financial statements under Provision for employee benefits in long-term liabilities.

(C) FUNDACAO ANTONIO E HELENA ZERRENER INSTITUICAO NACIONAL DE BENEFICENCIA (THE ZERRENER FOUNDATION)

     The Zerrenner Foundation's chief objectives are to provide the sponsoring companies' employees and administrators with medical/hospital and dental assistance, to aid in professional specialization and graduation courses, and to maintain facilities that provide aid and assistance to the elderly, through direct actions or via financial aid agreements with other entities.

     The actuarial liabilities related to the benefits provided by the Zerrener Foundation were fully offset by an equivalent amount of assets existing at the Zerrener Foundation on the same date. The excess assets were not recorded by the Company in its financial statements, as prescribed in NPC 26.

04.01 - NOTES TO THE QUARTERLY FINANCIAL STATEMENTS (IN THOUSANDS OF REAIS)




10   SHAREHOLDERS' EQUITY

(A)  CHANGES IN SHAREHOLDERS' EQUITY OF THE PARENT COMPANY

                                                              RESERVE
                      SUBSCRIBED                           FOR FUTURE      STATUTORY
                     AND PAID-IN     CAPITAL      LEGAL       CAPITAL    RESERVE FOR   TREASURY     RETAINED
                         CAPITAL     RESERVE    RESERVE      INCREASE    INVESTMENTS      STOCK     EARNINGS     TOTAL
                    ------------- ----------- ---------- -------------  -------------  ---------   ----------  --------
At March 31, 2004      3,124,059      19,173    208,831        25,875      1,271,399   (394,770)     200,696   4,455,263

Exercise of
  options of the
  stock ownership
  plan                    17,996                                                                                  17,996
Share buyback                                                                          (568,857)                (568,857)
Cancellation of
  treasury stock                                              (25,875)      (362,155)   388,030
Advances of
  dividends as
  interest on own
  equity                                                                                             (98,191)    (98,191)
Appropriation and
  uses of net
  income                                         28,504                      339,062                (367,566)
Income for the
  period                                                                                             265,061     265,061
                    ------------- ----------- ---------- --------------   -----------  ----------  ----------    --------

At June 30, 2004       3,142,055      19,173    237,335       -            1,248,306   (575,597)               4,071,272
                    ============= =========== ========== ==============   ===========  ==========  ==========  ==========



(B)  SUBSCRIBED AND PAID-IN CAPITAL

     In April 2004, the Company decided to make a capital increase of R$ 17,996, by using the advance for future capital increase in the amount of R$ 9,030, originally classified under the long-term liabilities, and the remainder paid in the same month, through the private subscription of 55,727,205 preferred shares, exclusively to fulfill the provision in the Stock Option Plan.

(C)  APPROPRIATION OF NET INCOME FOR THE YEAR AND TRANSFERS TO STATUTORY
     RESERVES

     The Company's By-Laws, as amended by the ASM of May 18, 2004, provide for the following appropriation of net income for the year, after statutory deductions:

     (i)  35% as mandatory dividend to all shareholders.

     (ii) An amount not lower than 5% and not higher than 61.75% of net income to be transferred to a reserve for investments, in order to finance the expansion of the Company and its subsidiaries' activities, including through subscriptions of capital increases or the creation of new businesses. This reserve cannot exceed 80% of the capital stock. Should this limit be reached, a General Meeting of shareholders must deliberate on the balance, either

04.01 - NOTES TO THE QUARTERLY FINANCIAL STATEMENTS (IN THOUSANDS OF REAIS)


          distributing it to shareholders or increasing capital.

(iii) Employee profit sharing of up to 10% of net income for the period, based on predetermined criteria. Directors are allotted a participation of up to 5% of net income for the period, limited to the amount equivalent to their annual remuneration, whichever is lower. Profit sharing is conditioned to the achievement of collective and individual targets, which are established in advance by the Board of Directors in the beginning of the fiscal year.

(D) RECONCILIATION BETWEEN THE COMPANY'S SHAREHOLDERS' EQUITY AND CONSOLIDATED SHAREHOLDERS' EQUITY AS OF JUNE 30, 2004

     Parent company's shareholders' equity                     4,071,272

        Treasury stock acquired by the subsidiary CBB           (104,990)
                                                            -------------------

     Total consolidated shareholders' equity                   3,966,282
                                                            ===================

(E)  TREASURY STOCK

     Changes in the Company's treasury stock during the quarter ended June 30, 2004 were as follows:



                                                           NUMBER OF SHARES (IN THOUSANDS)
                                      -----------------------------------------------------       THOUSAND
 DESCRIPTION                                  PREFERRED             COMMON           TOTAL        OF REAIS
 -----------------------------------  ------------------  -----------------  ------------------------------
 Balance on March 31, 2004                      748,733             43,815         792,548         394,770
    Acquisitions                                881,318                            881,318         568,857
    Cancellations                              (735,868)           (43,815)       (779,683)       (388,030)
                                      ------------------  -----------------  ------------------------------

 Balance on June 30, 2004                       894,183          -                 894,183         575,597
                                      ==================  =================  ==============================

In addition, CBB holds 60,731 thousand common shares and 151,894 thousand preferred shares issued by the Company, in the amount of R$ 104,990.
Therefore, on June 30, 2004, the balance of treasury stock totals R$ 680,587 in the Company's consolidated financial statements.


04.01 - NOTES TO THE QUARTERLY FINANCIAL STATEMENTS (IN THOUSANDS OF REAIS)


11   STOCK OWNERSHIP PLAN - THE PLAN

     AmBev has a plan for the purchase of shares by qualified employees, which is aimed at aligning the interests of shareholders and employees.

     When shares are bought, the Company may issue new shares, or use the balance of treasury stock. Stock granted have no exercise date. Should the existing labor agreement come to an end, the rights expire. Regarding the shares purchased by employees, the Company has the right to buy them back based on the Plan's provisions.

     The beneficiaries of stock purchase rights are no longer entitled to finance the purchase of shares effective 2003. As of June 30, 2004, the outstanding balance of loans relating to the plans granted prior to that date totals R$ 212,402 (March 31, 2004 - R$ 226,573). The loans are collateralized by the financed shares.


12   TREASURY

(A)  GENERAL CONSIDERATIONS

     The Company and its subsidiaries hold certain amounts of cash and cash equivalents in foreign currency, and enter into cross currency interest rate and commodities swaps and currency forward contracts to hedge against the effects of exchange rate variations on the consolidated exposure to foreign currency, interest rate fluctuations, and changes in raw materials prices, particularly aluminum and sugar.

     Financial assets are purchased to hedge against financial liabilities, which does not prevent the Company from redeeming them at any time, even though its real intent is to carry such assets to maturity on their respective due dates.

04.01 - NOTES TO THE QUARTERLY FINANCIAL STATEMENTS (IN THOUSANDS OF REAIS)


(B)  DERIVATIVE INSTRUMENTS

     The composition of outstanding mark-to-market derivatives exposure as of June 30 and March 31, 2004 is as follows:

DESCRIPTION                                      06.30.04            03.31.04
-----------------------------------          -------------  ------------------

Currency hedge
    US$/R$                                      4,054,026           3,675,559
    Yen/US$                                       978,863             932,423
    Peso/US$                                      160,480             155,449

Interest rate hedge
    Floating LIBOR vs. fixed LIBOR              1,013,711             950,904
    IDC vs. Fixed                                 861,736            (168,034)

Commodities hedge
    Aluminum                                      140,781              27,123
    Sugar                                          85,513              31,451
                                             -------------  ------------------

                                                7,295,110           5,604,875
                                             =============  ==================

(C)  CURRENCY AND INTEREST RATE HEDGES

     As of June 30, 2004, unrealized gains on variable earnings in derivative operations were limited to the lower value between the instruments yield curve or their relative market value, in accordance with the Brazilian Corporation Law.

     Had the Company recorded its derivative instruments at market value, it would have recorded, for the period ended June 30, 2004, an additional gain of R$ 99,902 (March 31, 2004 - R$ 178,019), as shown in the chart below:

FINANCIAL INSTRUMENTS       BOOK VALUE        MARKET VALUE           UNREALIZED
                                                                 VARIABLE GAINS
----------------------    -------------  ------------------   ------------------

Public bonds                   908,757             915,227                6,470
Swaps/forwards                  22,480             115,912               93,432
                          -------------  ------------------   ------------------

                               931,237           1,031,139               99,902
                          =============  ==================   ==================

04.01 - NOTES TO THE QUARTERLY FINANCIAL STATEMENTS (IN THOUSANDS OF REAIS)


(D)  FINANCIAL LIABILITY

     The Company's financial liabilities, represented mainly by the foreign debt securities (Bonds), Syndicated Loan and import financings, are stated at cost plus accrued interest and monetary and exchange variations, based on closing rates and indices of each period.

     Had the Company been able to use a method where its financial liabilities could be recognized at market values, it would have determined an additional loss, before income tax and CSLL, of approximately R$ 298,543, on June 30, 2004, as shown in the chart below:

FINANCIAL LIABILITIES       BOOK VALUE       MARKET VALUE      UNREALIZED GAINS
                                                                       (LOSSES)
----------------------    -------------  -----------------  --------------------

Bonds                        3,167,076          3,466,829              (299,753)
Syndicated loan              1,125,679          1,124,945                   734
Import financing                92,834             92,358                   476
                          -------------  -----------------  --------------------

                             4,385,589          4,684,132              (298,543)
                          =============  =================  ====================

The criteria used to calculate the market value of the financial liabilities are as follows:

..   Bonds: secondary market value of the Notes based on the closing quotation on the base date of June 30, 2004 (approximately 114.89% of face value for Bond 2011 and 105.25% for Bond 2013).

..   Syndicated Loan: estimated value based on the secondary market for securities with a similar risk (on average, 3.99% p.a.);

..   Import financing: estimated value for closing new operations with financial institutions on the base date of June 30, 2004, for outstanding instruments with similar maturity terms (on average, 2.22% p.a.).

04.01 - NOTES TO THE QUARTERLY FINANCIAL STATEMENTS (IN THOUSANDS OF REAIS)



(E)  FINANCIAL INCOME AND EXPENSES

                                                                                              CONSOLIDATED
                                                                     --------------------------------------

                                                                               06.30.04           06.30.03
                                                                     -------------------  -----------------
FINANCIAL INCOME
    Net gains on derivative instruments                                         220,476             13,437
    Foreign exchange gains on financial investments                              29,247            (93,763)
    Financial income on cash equivalents                                         53,382             40,357
    Financial charges on taxes, contributions and deposits in court               7,383             16,865
    Other                                                                        19,761             (5,523)
                                                                     -------------------  -----------------

                                                                                330,249            (28,627)
                                                                     ===================  =================

FINANCIAL EXPENSES
    Exchange rate gains (losses) on financings                                 (254,586)           465,353
    Net losses on derivative instruments                                        (91,527)          (244,459)
    Financial charges on foreign currency loans payable                        (114,345)           (81,297)
    Financial charges on loans in Reais                                         (31,313)           (34,477)
    Taxes on financial transactions                                             (27,029)           (19,409)
    Financial charges on contingencies and others                               (11,377)           (18,030)
    Other                                                                        (1,379)           (14,130)
                                                                     -------------------  -----------------

                                                                               (531,556)            53,551
                                                                     ===================  =================



(F)  CONCENTRATION OF CREDIT RISK

     A substantial part of the Company's sales are to distributors, supermarkets and retailers, over a broad distribution network. Credit risk is reduced because of the large number of customers and control procedures that monitor this risk. Historically, the subsidiaries have not recorded significant losses on receivables from customers.

     To minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into account the limits and credit ratings of financial institutions to prevent any credit risk concentration.

04.01 - NOTES TO THE QUARTERLY FINANCIAL STATEMENTS (IN THOUSANDS OF REAIS)



13   INCOME TAX AND SOCIAL CONTRIBUTION ON NET INCOME - CSLL

(A)  RECONCILIATION OF CONSOLIDATED INCOME TAX AND CSLL EXPENSE WITH NOMINAL
     RATES

                                                                                                   QUARTER ENDED
                                                                              -----------------------------------
                                                                                     06.30.04           06.30.03
                                                                              ----------------  -----------------
Consolidated net income, before income tax and CSLL                                   304,328            198,678

Profit sharing and contributions                                                      (24,778)             2,512
                                                                              ----------------  -----------------

Consolidated net income, before Income Tax, CSLL and minority interest                279,550            201,190
                                                                              ================  =================

BENEFIT (EXPENSE) OF INCOME TAX AND CSLL AT NOMINAL RATES                             (95,047)           (68,405)

   Adjustments to determine the actual rate
      Interest on own capital                                                          33,385             38,978
      Interest ownership gains (losses) arising from corporate restructuring           (4,158)            (6,503)
      Income from foreign subsidiaries excluded from taxation                          69,341           (205,363)
      Equity gains in subsidiaries                                                     11,246             13,127
      Effects of deferred Income Tax / Social Contribution arising from
         tax loss carryforwards                                                                          147,964
      Permanent additions, exclusions and other                                       (26,628)               527
                                                                              ----------------  -----------------

INCOME TAX AND CSLL EXPENSE                                                           (11,861)           (79,675)
                                                                              ================  =================



(B)  COMPOSITION OF BENEFIT (EXPENSE) OF INCOME TAX AND CSLL

                                  PARENT COMPANY                    CONSOLIDATED
                 -------------------------------- ------------------------------

                        06.30.04        06.30.03      06.30.04         06.30.03
                 -------------------------------- ------------- ----------------

Current                                                (37,505)        (221,190)
Deferred                  (5,107)         30,589        25,644          141,515
                 -------------------------------- ------------- ----------------

Total                     (5,107)         30,589       (11,861)         (79,675)
                 ================================ ============= ================

04.01 - NOTES TO THE QUARTERLY FINANCIAL STATEMENTS (IN THOUSANDS OF REAIS)




(C)  COMPOSITION OF DEFERRED TAXES

                                                  PARENT COMPANY                      CONSOLIDATED
                                ---------------------------------  --------------------------------

                                       06.30.04         03.31.04          06.30.04        03.31.04
                                ----------------  ---------------  ----------------  --------------
Long term receivables
   Tax loss carryforwards               196,288          194,207         1,247,029       1,203,389
   Temporary differences
      Non-deductible provisions          50,097           49,969           425,548         421,965
      Other                             (12,353)          (5,037)          230,785         209,938
                                ----------------  ---------------  ----------------  --------------

                                        234,032          239,139         1,903,362       1,835,292
                                ================  ===============  ================  ==============

Long-term liabilities
   Temporary differences
      Accelerated depreciation                                              17,861          17,861
      Other                                                                 38,653           5,198
                                ----------------  ---------------  ----------------  --------------

                                                                            56,514          23,059
                                ================  ===============  ================  ==============



Based on projections of future taxable income of the Parent Company and its domestic and foreign subsidiaries, the estimated recovery of consolidated deferred Income Tax and CSLL on tax losses is as follows:

                                                     NOMINAL AMOUNTS)
                                                        (MILLIONS OF
                                                               REAIS
                                                   ------------------

 2004                                                            289
 2005                                                            250
 2006                                                            265
 2007                                                            308
 2008                                                            135
                                                   ------------------

                                                               1,247
                                                   ==================

04.01 - NOTES TO THE QUARTERLY FINANCIAL STATEMENTS (IN THOUSANDS OF REAIS)


The asset recorded is limited to the amounts for which an offset is considered probable as supported by taxable income projections, discounted to present values, to be realized by the Company over the next ten years, also considering that tax loss carryforwards is limited to 30% of pre-tax income for the year, under Brazilian tax laws.

Deferred income tax asset as of June 30, 2004 includes the total effect of tax losses of Brazilian subsidiaries, which have no expiration dates and are available for offset against future taxable income. Part of the tax benefit corresponding to the tax losses of foreign subsidiaries was not recorded as an asset, as management cannot determine whether its realization is probable.

It is estimated that the balance of deferred taxes on temporary differences as of June 30, 2004 will be realized by the fiscal year 2008. However, it is not possible to accurately estimate when such temporary differences will be realized, because the major part of them depends on legal decisions, over which the Company has no control nor any means of anticipating exactly when a final decision will be reached.

The projections of future taxable income include various on the performance of the Brazilian and the global economy, the determination of foreign exchange rates, sales volume, sales prices, tax rates, and other factors that may differ from the estimates.

Since the income tax and social contribution derive not only from taxable income but also depend on the Company's tax and corporate structure, the existence of non-taxable income, non-deductible expenses, tax exemption and incentives, and other variables, there is no relevant correlation between net income and the determination of income tax and social contribution. Therefore, we recommend that the tax loss carryforwards should not be taken as an indicator of future profits.

14   COMMITMENTS WITH SUPPLIERS

The Company has agreements with certain suppliers to acquire certain quantities of materials that are important for the production and packaging processes, such as plastics for PET bottles, aluminum and natural gas.

04.01 - NOTES TO THE QUARTERLY FINANCIAL STATEMENTS (IN THOUSANDS OF REAIS)



15       OPERATING INCOME (EXPENSES), NET

                                                                  PARENT COMPANY               CONSOLIDATED
                                                     ---------------------------- --------------------------

                                                         06.30.04       06.30.03       06.30.04    06.30.03
                                                     ------------- -------------- -------------- -----------
Operating income
   Equity in results and gains in subsidiaries                                           33,076      44,428
   Exchange gains or losses on investments abroad                                        84,864
   Other operating income                                                     11          2,364       8,511
   Recovery of taxes and contributions                                                    6,257
                                                     ------------- -------------- -------------- -----------

                                                                              11        126,561      52,939
                                                     ------------- -------------- -------------- -----------

Operating expenses
   Exchange gains or losses on investments abroad                                                  (143,965)
   Amortization of goodwill                               (21,287)       (21,185)       (70,552)    (59,825)
   PIS and Cofins on other income                                                       (27,482)     (2,099)
   Provision for losses on unsecured liabilities                            (394)
                                                     ------------- -------------- -------------- -----------
   Other operating expenses                                (1,986)           334         (8,784)       (153)

                                                     ------------- -------------- -------------- -----------
                                                          (23,273)       (21,245)      (106,818)   (206,042)

                                                     ============= ============== ============== ===========
Operating income (expenses), net                          (23,273)       (21,234)        19,743    (153,103)
                                                     ============= ============== ============== ===========


04.01 - NOTES TO THE QUARTERLY FINANCIAL STATEMENTS (IN THOUSANDS OF REAIS)



16   NON-OPERATING INCOME (EXPENSES), NET

                                                                       PARENT COMPANY                 CONSOLIDATED

                                                       ------------------------------- ----------------------------

                                                       ---------------- -------------- ------------- --------------
                                                              06.30.04       06.30.03      06.30.04       06.30.03
Non-operating income
   Disposal of property, plant and equipment                                                  5,834
   Gain of interest ownership in investees                                                    1,127
   Other non-operating income                                                       1         6,001
                                                       ---------------- -------------- ------------- --------------

                                                                                    1        12,962
                                                       ---------------- -------------- ------------- --------------

Non-operating expenses
   Disposal of property, plant and equipment                                                               (11,456)
   Provision for losses on property for sale                                                 (2,185)
   Loss of interest ownership in investees                                                  (19,433)
   Cost of divestitures                                                                     (16,132)
   Other non-operating expenses                                                              (1,391)          (434)
                                                       ---------------- -------------- ------------- --------------
                                                                                            (39,141)       (11,890)
                                                       ---------------- -------------- ------------- --------------

Non-operating income (expenses), net                                                1       (26,179)       (11,890)
                                                       ================ ============== ============= ==============



17   INSURANCE

     As of June 30, 2004 the main assets of the Company and its subsidiaries, such as property, plant and equipment and inventories are insured against fire and other risks, based on their replacement values. Insurance coverage is higher than the book values.

18   SUBSEQUENT EVENTS

(A)  SALE OF THE MARATHON BRAND

     On July 15, 2004, the Brazilian antitrust authority (Conselho Administrativo de Defesa Economica - CADE) announced its decision about AmBev's sale and distribution of Gatorade in Brazil, requiring the sale of the Marathon brand in order to authorize the maintenance of the Gatorade brand. The relative deadline and terms have not been defined yet, but the Company does not expect any significant effect from the sale of Marathon.

04.01 - NOTES TO THE QUARTERLY FINANCIAL STATEMENTS (IN THOUSANDS OF REAIS)


(B)  SETTLEMENT OF THE SYNDICATED LOAN

     On July 28, 2004 the company totally settled its syndicated loan in the amount of R$ 974,663, net of the effect of the corresponding debt hedge.



06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

---------------------------------------------------------------------------------------------------------------
1 - Code          2 - Description                                 3 - 06/30/2004         4 - 03/31/2004
---------------------------------------------------------------------------------------------------------------
1                 Total assets                                                14,127,407            14,201,654
---------------------------------------------------------------------------------------------------------------
1.01              Current assets                                               4,497,147             4,728,177
---------------------------------------------------------------------------------------------------------------
1.01.01           Available funds                                              1,029,232             1,347,499
---------------------------------------------------------------------------------------------------------------
1.01.01.01        Cash and cash equivalents                                    1,029,232             1,347,499
---------------------------------------------------------------------------------------------------------------
1.01.02           Credits                                                      2,241,505             2,117,076
---------------------------------------------------------------------------------------------------------------
1.01.02.01        Marketable securities                                        1,205,062             1,162,920
---------------------------------------------------------------------------------------------------------------
1.01.02.02        Unrealized gains on derivatives                                178,662               107,059
---------------------------------------------------------------------------------------------------------------
1.01.02.03        Trade accounts receivable                                      420,777               440,691
---------------------------------------------------------------------------------------------------------------
1.01.02.04        Taxes recoverable                                              437,004               406,406
---------------------------------------------------------------------------------------------------------------
1.01.03           Inventories                                                    903,525               966,169
---------------------------------------------------------------------------------------------------------------
1.01.03.01        Finished products                                              137,075               173,708
---------------------------------------------------------------------------------------------------------------
1.01.03.02        Work in progress                                                52,600                58,477
---------------------------------------------------------------------------------------------------------------
1.01.03.03        Raw materials                                                  512,049               547,252
---------------------------------------------------------------------------------------------------------------
1.01.03.04        Production materials                                           103,467               108,814
---------------------------------------------------------------------------------------------------------------
1.01.03.05        Supplies and other                                              98,334                77,918
---------------------------------------------------------------------------------------------------------------
1.01.04           Other                                                          322,885               297,433
---------------------------------------------------------------------------------------------------------------
1.01.04.01        Other assets                                                   322,885               297,433
---------------------------------------------------------------------------------------------------------------
1.02              Long term receivables                                        3,284,620             3,195,909
---------------------------------------------------------------------------------------------------------------
1.02.01           Sundry credits                                               2,527,468             2,437,037
---------------------------------------------------------------------------------------------------------------
1.02.01.01        Deposits in court, compulsory deposits and tax                 411,704               375,172
                  incentives
---------------------------------------------------------------------------------------------------------------
1.02.01.02        Advances to employees for purchase of shares                   212,402               226,573
---------------------------------------------------------------------------------------------------------------
1.02.01.03        Deferred income tax and social contribution                  1,903,362             1,835,292
---------------------------------------------------------------------------------------------------------------
1.02.02           Receivables from related parties                                     0                     0
---------------------------------------------------------------------------------------------------------------
1.02.02.01        Associated companies                                                 0                     0
---------------------------------------------------------------------------------------------------------------
1.02.02.02        Subsidiaries                                                         0                     0
---------------------------------------------------------------------------------------------------------------
1.02.02.03        Other related parties                                                0                     0
---------------------------------------------------------------------------------------------------------------
1.02.03           Other                                                          757,152               758,872
---------------------------------------------------------------------------------------------------------------
1.02.03.01        Property, plant and equipment held for sale                    137,454               141,701
---------------------------------------------------------------------------------------------------------------
1.02.03.02        Other assets                                                   619,698               617,171
---------------------------------------------------------------------------------------------------------------
1.03              Permanent assets                                             6,345,640             6,277,568
---------------------------------------------------------------------------------------------------------------
1.03.01           Investments                                                  1,806,266             1,840,874
---------------------------------------------------------------------------------------------------------------
1.03.01.01        Associated companies                                                 0                     0
---------------------------------------------------------------------------------------------------------------
1.03.01.02        Subsidiaries                                                 1,778,152             1,813,387
---------------------------------------------------------------------------------------------------------------
1.03.01.02.01     Subsidiaries - Goodwill/Negative goodwill (net)              1,778,152             1,813,387
---------------------------------------------------------------------------------------------------------------
1.03.01.03        Other investments                                               28,114                27,487
---------------------------------------------------------------------------------------------------------------
1.03.02           Property, plant and equipment                                4,275,847             4,181,164
---------------------------------------------------------------------------------------------------------------
1.03.03           Deferred charges                                               263,527               255,530




06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (IN THOUSANDS OF REAIS)

---------------------------------------------------------------------------------------------------------------
1 - Code          2 - Description                                 3 - 06/30/2004         4 - 03/31/2004
---------------------------------------------------------------------------------------------------------------
2                 Total liabilities and shareholders' equity                  14,127,407            14,201,654
---------------------------------------------------------------------------------------------------------------
2.01              Current liabilities                                          4,027,694             3,976,551
---------------------------------------------------------------------------------------------------------------
2.01.01           Loans and financing                                          2,267,464             2,229,154
---------------------------------------------------------------------------------------------------------------
2.01.02           Debentures                                                           0                     0
---------------------------------------------------------------------------------------------------------------
2.01.03           Suppliers                                                      462,742               518,986
---------------------------------------------------------------------------------------------------------------
2.01.04           Taxes, charges and contributions                               620,176               656,686
---------------------------------------------------------------------------------------------------------------
2.01.04.01        Income tax and social contribution                             113,915                93,317
---------------------------------------------------------------------------------------------------------------
2.01.04.02        Other                                                          506,261               563,369
---------------------------------------------------------------------------------------------------------------
2.01.05           Dividends payable                                              227,287               119,806
---------------------------------------------------------------------------------------------------------------
2.01.05.01        Dividends payable                                               24,000                14,710
---------------------------------------------------------------------------------------------------------------
2.01.05.02        Provisions for interest on own capital                         203,287               105,096
---------------------------------------------------------------------------------------------------------------
2.01.06           Provisions                                                           0                     0
---------------------------------------------------------------------------------------------------------------
2.01.07           Payable to related parties                                         949                   815
---------------------------------------------------------------------------------------------------------------
2.01.08           Other                                                          449,076               451,104
---------------------------------------------------------------------------------------------------------------
2.01.08.01        Payroll, profit sharing and related charges                    138,899               110,616
---------------------------------------------------------------------------------------------------------------
2.01.08.02        Losses on unrealized derivatives                                10,142                14,323
---------------------------------------------------------------------------------------------------------------
2.01.08.03        Other liabilities                                              300,035               326,165
---------------------------------------------------------------------------------------------------------------
2.02              Long-term liabilities                                        5,894,105             5,635,910
---------------------------------------------------------------------------------------------------------------
2.02.01           Loans and financing                                          4,204,076             4,007,253
---------------------------------------------------------------------------------------------------------------
2.02.02           Debentures                                                           0                     0
---------------------------------------------------------------------------------------------------------------
2.02.03           Provisions                                                   1,282,368             1,270,240
---------------------------------------------------------------------------------------------------------------
2.02.03.01        For contingencies                                            1,282,368             1,270,240
---------------------------------------------------------------------------------------------------------------
2.02.04           Payable to related parties                                           0                     0
---------------------------------------------------------------------------------------------------------------
2.02.05           Other                                                          407,661               358,417
---------------------------------------------------------------------------------------------------------------
2.02.05.01        Deferred taxes on sales                                        231,868               215,215
---------------------------------------------------------------------------------------------------------------
2.02.05.02        Other liabilities                                              175,793               143,202
---------------------------------------------------------------------------------------------------------------
2.03              Deferred income                                                      0                     0
--------------------------------------------------------------------------------------------------------------
2.04              Minority interest                                              239,326               238,920
---------------------------------------------------------------------------------------------------------------
2.05              Shareholders' equity                                         3,966,282             4,350,273
---------------------------------------------------------------------------------------------------------------
2.05.01           Paid-in capital                                              3,142,055             3,124,059
---------------------------------------------------------------------------------------------------------------
2.05.02           Capital reserves                                                19,173                19,173
---------------------------------------------------------------------------------------------------------------
2.05.02.01        Advances for future capital increase                                 0                     0
---------------------------------------------------------------------------------------------------------------
2.05.02.02        Share purchase option premium                                    7,448                 7,448
---------------------------------------------------------------------------------------------------------------
2.05.02.03        Premium on sale of treasury stock                               11,725                11,725
---------------------------------------------------------------------------------------------------------------
2.05.03           Revaluation reserve                                                  0                     0
---------------------------------------------------------------------------------------------------------------
2.05.03.01        Own assets                                                           0                     0
---------------------------------------------------------------------------------------------------------------
2.05.03.02        Subsidiary/associated companies                                      0                     0
---------------------------------------------------------------------------------------------------------------
2.05.04           Revenue reserves                                               805,054             1,006,345
---------------------------------------------------------------------------------------------------------------
2.05.04.01        Legal                                                          237,335               208,831
---------------------------------------------------------------------------------------------------------------
2.05.04.02        Statutory                                                    1,248,306             1,271,399
---------------------------------------------------------------------------------------------------------------
2.05.04.02.01     For investments                                              1,248,306             1,271,399
---------------------------------------------------------------------------------------------------------------
2.05.04.03        For Contingencies                                                    0                     0
---------------------------------------------------------------------------------------------------------------
2.05.04.04        Unrealized profits                                                   0                     0
---------------------------------------------------------------------------------------------------------------
2.05.04.05        Profit retention                                                     0                25,875
---------------------------------------------------------------------------------------------------------------
2.05.04.05.01     Future capital increase                                              0                25,875
---------------------------------------------------------------------------------------------------------------




06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (IN THOUSANDS OF REAIS)

---------------------------------------------------------------------------------------------------------------
1 - Code          2 - Description                                 3 - 06/30/2004         4 - 03/31/2004
---------------------------------------------------------------------------------------------------------------
2.05.04.06        Special reserve for undistributed dividends                     0                    0
---------------------------------------------------------------------------------------------------------------
2.05.04.07        Other revenue reserves                                  (680,587)             (499,760)
---------------------------------------------------------------------------------------------------------------
2.05.04.07.01     Treasury stock                                          (680,587)             (499,760)
---------------------------------------------------------------------------------------------------------------
2.05.05           Retained earnings                                               0               200,696




07.01 - CONSOLIDATED INCOME STATEMENT  (IN THOUSANDS OF REAIS)

-----------------------------------------------------------------------------------------------------------------------------------
1 - CODE        2 - DESCRIPTION                          3 - 04/01/2004       4 - 01/01/2004    5 - 04/01/2003    6 - 01/01/2003
                                                             to 06/30/2004        to 06/30/2004     to 06/30/2003     to 06/30/2003
-----------------------------------------------------------------------------------------------------------------------------------
3.01            Gross sales and/or services                    4,393,213         9,141,327           3,767,333        7,650,859
---------------------------------------------------------------------------------------------------------------------------------
3.02            Deductions                                   (2,211,485)        (4,589,106)         (1,899,541)      (3,797,874)
---------------------------------------------------------------------------------------------------------------------------------
3.03            Net sales and/or services                      2,181,728          4,552,221           1,867,792       3,852,985
---------------------------------------------------------------------------------------------------------------------------------
3.04            Cost of sales and/or services                  (933,627)        (1,930,825)           (982,305)      (1,965,251)
---------------------------------------------------------------------------------------------------------------------------------
3.05            Gross profit                                   1,248,101          2,621,396             885,487       1,887,734
---------------------------------------------------------------------------------------------------------------------------------
3.06            Operating expenses/income                      (917,594)        (1,854,139)           (674,919)        (880,348)
---------------------------------------------------------------------------------------------------------------------------------
3.06.01         Selling                                        (465,828)          (915,780)           (315,139)        (624,940)
---------------------------------------------------------------------------------------------------------------------------------
3.06.01.01      Marketing                                      (270,082)          (529,390)           (167,636)        (334,447)
---------------------------------------------------------------------------------------------------------------------------------
3.06.01.02      Direct distribution                            (195,746)          (386,390)           (147,503)        (290,493)
---------------------------------------------------------------------------------------------------------------------------------
3.06.02         General and administrative                     (271,426)          (537,106)           (231,899)        (451,610)
---------------------------------------------------------------------------------------------------------------------------------
3.06.02.01      Administrative                                 (120,896)          (231,806)           (101,672)        (198,330)
---------------------------------------------------------------------------------------------------------------------------------
3.06.02.02      Management fees                                  (6,681)           (13,290)             (1,585)          (3,925)
---------------------------------------------------------------------------------------------------------------------------------
3.06.02.03      Depreciation, amortization and depletion       (124,065)          (242,773)           (101,850)        (196,558)
---------------------------------------------------------------------------------------------------------------------------------
3.06.02.04      Provisions for contingencies                    (19,784)           (49,237)            (26,792)         (52,797)
---------------------------------------------------------------------------------------------------------------------------------
3.06.03         Financial                                      (201,307)          (417,120)             24,924          406,104
---------------------------------------------------------------------------------------------------------------------------------
3.06.03.01      Financial income                                330,249            443,097             (28,627)         402,538
---------------------------------------------------------------------------------------------------------------------------------
3.06.03.02      Financial expenses                             (531,556)          (860,217)             53,551            3,566
---------------------------------------------------------------------------------------------------------------------------------
3.06.04         Other operating income                          126,561            197,293              52,939          113,273
---------------------------------------------------------------------------------------------------------------------------------
3.06.05         Other operating expenses                       (106,818)          (181,748)           (206,042)        (321,649)
---------------------------------------------------------------------------------------------------------------------------------
3.06.06         Equity in the result of subsidiaries              1,224                322                 298           (1,526)
---------------------------------------------------------------------------------------------------------------------------------
3.07            Operating profit                                330,507            767,257             210,568        1,007,386
---------------------------------------------------------------------------------------------------------------------------------
3.08            Non-operating results                           (26,179)           (42,467)            (11,890)         (28,310)
---------------------------------------------------------------------------------------------------------------------------------
3.08.01         Income                                           12,962             42,555                   0           12,023
---------------------------------------------------------------------------------------------------------------------------------
3.08.02         Expenses                                        (39,141)           (85,022)            (11,890)         (40,333)
---------------------------------------------------------------------------------------------------------------------------------
3.09            Income before taxes/profit sharing              304,328            724,790             198,678          979,076




07.01 - CONSOLIDATED INCOME STATEMENT (IN THOUSANDS OF REAIS)

-----------------------------------------------------------------------------------------------------------------------------------
1 - CODE        2 - DESCRIPTION                          3 - 04/01/2004       4 - 01/01/2004    5 - 04/01/2003    6 - 01/01/2003
                                                             to 06/30/2004        to 06/30/2004     to 06/30/2003     to 06/30/2003


3.10            Income tax and social contribution          (37,505)                (120,343)        (221,190)          (428,248)
----------------------------------------------------------------------------------------------------------------------------------
3.11            Deferred income tax                          25,644                   29,532          141,515             96,196
----------------------------------------------------------------------------------------------------------------------------------
3.12            Statutory profit sharing/contributions      (24,778)                 (54,926)            2,512            (8,519)
----------------------------------------------------------------------------------------------------------------------------------
3.12.01         Profit sharing                              (24,778)                 (54,926)            2,512            (8,519)
----------------------------------------------------------------------------------------------------------------------------------
3.12.01.01      Employees                                   (20,148)                 (44,856)            1,560           (10,241)
----------------------------------------------------------------------------------------------------------------------------------
3.12.01.02      Management                                   (4,630)                 (10,070)              952             1,722
----------------------------------------------------------------------------------------------------------------------------------
3.12.02         Contributions                                     0                        0                 0                 0
----------------------------------------------------------------------------------------------------------------------------------
3.13            Reversal of interest on own capital               0                        0                 0                 0
----------------------------------------------------------------------------------------------------------------------------------
3.14            Minority interest                            (2,628)                  (8,982)            6,994            (1,034)
----------------------------------------------------------------------------------------------------------------------------------
3.15            Net income for the period                   265,061                  570,071           128,509           637,471
----------------------------------------------------------------------------------------------------------------------------------
                SHARES OUTSTANDING EXCLUDING TREASURY
                   STOCK (in thousands)                  36,706,570               36,706,570        38,033,298        38,033,298
----------------------------------------------------------------------------------------------------------------------------------
                EARNINGS PER SHARE                          0.00722                  0.01553           0.00338           0.01676
----------------------------------------------------------------------------------------------------------------------------------
                LOSS PER SHARE
----------------------------------------------------------------------------------------------------------------------------------




09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1-ITEM    2-NAME OF SUBSIDIARY/     3-CNPJ                  4-CLASSIFICATION    5-PARTICIPATION IN CAPITAL  6-AMBEV SHAREHOLDERS'
            ASSOCIATED COMPANY       (Federal Tax ID)                             OF INVESTEE - %             EQUITY - %

-----------------------------------------------------------------------------------------------------------------------------------
7 - TYPE OF COMPANY                 8 - NUMBER OF SHARES HELD                 9 - NUMBER OF SHARES HELD
                                         IN CURRENT QUARTER                       IN PREVIOUS QUARTER
                                           (in thousands)                           (in thousands)
-----------------------------------------------------------------------------------------------------------------------------------

       01   COMPANHIA BRASILEIRA
               DE BEBIDAS              60.522.000/0001-83   PRIVATE SUBSIDIARY                   99.99                   141.96
-----------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL, MANUFACTURING AND OTHER                                  55,087,640                                      55,087,640
-----------------------------------------------------------------------------------------------------------------------------------

       02   HOHNECK                                           PRIVATE SUBSIDIARY                  0.01                     0.00
-----------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL, MANUFACTURING AND OTHER                                      10,000                                          10,000
-----------------------------------------------------------------------------------------------------------------------------------

       03   AGREGA INTELIGENCIA EM
               COMPRAS LTDA.           04.294.012/0001-27   PRIVATE SUBSIDIARY                   50.00                     0.00
-----------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL, MANUFACTURING AND OTHER                                       6,510                                           6,510
-----------------------------------------------------------------------------------------------------------------------------------

       04   AROSUCO AROMAS E
                SUCOS LTDA.            03.134.910/0001-55   PRIVATE SUBSIDIARY                   99.70                     8.22
-----------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL, MANUFACTURING AND OTHER                                           1                                               1
-----------------------------------------------------------------------------------------------------------------------------------

16.01 - OTHER IMPORTANT INFORMATION ON THE COMPANY


                           COMPLEMENTARY INFORMATION

In addition to the financial statements, the Company presents its cash flow statements in accordance with CVM Notification 01/00 of January 31, 2000, which encourages the disclosure of this information.



                                              CONSOLIDATED STATEMENT OF CASH FLOWS
                                              For quarters ended June 30, 2004 and 2003.

                                                                                     IN THOUSANDS OF REAIS
                                                                         ----------------------------------

                                                                               06.30.04           06.30.03
                                                                         ---------------  -----------------
OPERATING ACTIVITIES
   Net income for the quarter                                                   265,061            128,509
   Expenses (income) not affecting cash and cash equivalents
     Depreciation and amortization of deferred charges                          204,485            185,630
     Tax, labor and other contingencies                                          19,784             26,792
     Financial charges on tax and fiscal contingencies                           11,707              8,080
     Provision for losses on inventory and permanent assets                      (2,177)
     Financial charges and variations on the stock ownership plan               (13,483)            (5,708)
     Financial charges and variations on taxes and contributions                   (401)           (10,060)
     Loss in the disposal of permanent assets                                    32,943             11,456
     Exchange rate variation and charges on financings                          395,476           (338,289)
     Unrealized exchange rate variation and gains on financial assets           (34,288)           152,111
     Increase (reduction) of deferred income tax and social contribution        (25,644)          (141,515)
     Exchange rate gains or losses on subsidiaries abroad that do not
        affect cash                                                             (65,889)           105,621
     Amortization of goodwill, net of realized negative goodwill                 70,552             59,825
     Minority interest                                                            2,628             (6,994)
     Equity in the results of affiliates                                         (1,224)              (298)
     Loss of interest ownership in subsidiaries                                  19,433

   DECREASE (INCREASE) IN ASSETS
     Trade accounts receivable                                                   13,198             63,462
     Taxes recoverable                                                          (23,795)            64,785
     Inventories                                                                 72,377             84,384
     Deposits in court                                                          (36,494)           (44,089)
     Prepaid expenses                                                           (28,009)           (45,809)
     Other                                                                       46,031            (65,067)

   INCREASE (DECREASE) IN LIABILITIES
     Suppliers                                                                  (85,730)          (187,348)
     Salaries, profit sharing and social charges                                 50,239             14,224
     Income tax, social contribution and other taxes                             (6,008)           210,378
     Disbursements linked to contingency provision                              (13,702)            (3,393)
     Other                                                                      (38,184)           (79,680)
                                                                         ---------------  -----------------

CASH GENERATED BY OPERATING ACTIVITIES                                          828,886            187,007
                                                                         ---------------  -----------------



                                                                 43




16.01 - OTHER IMPORTANT INFORMATION ON THE COMPANY

                                                                                     IN THOUSANDS OF REAIS
                                                                         ----------------------------------
                                                                         ----------------------------------
                                                                               06.30.04           06.30.03
                                                                         ---------------  -----------------

INVESTING ACTIVITIES
   Marketable securities (maturity over 90 days)                                (76,777)           298,776
   Securities and collateral                                                     (2,348)           (19,145)
   Acquisition of investments, net of acquired cash                              (6,623)           (28,856)
   Disposal of permanent assets                                                   5,289              5,919
   Acquisition of property, plant and equipment                                (229,026)          (168,635)
   Expenditures on deferred charges                                             (28,801)           (42,525)
   Share buyback by subsidiary                                                  (23,748)
                                                                         ---------------  -----------------

CASH GENERATED BY (USED IN) INVESTMENT ACTIVITIES                              (362,034)            45,534
                                                                         ---------------  -----------------

FINANCING ACTIVITIES
   Financings
     Funding obtained                                                           973,859            127,327
     Amortization                                                            (1,205,002)          (269,016)
   Changes in the capital of minority shareholders                               (8,256)            (5,819)
   Capital increase                                                               6,582
   Received from employees for the purchase of shares                            29,718             93,392
   Share buyback                                                               (568,857)          (197,130)
   Payment of dividends                                                         (13,265)            (6,619)

CASH USED IN FINANCING ACTIVITIES                                              (785,221)          (257,865)
                                                                         ---------------  -----------------
                                                                         ---------------  -----------------

EXCHANGE RATE GAINS OR LOSSES ON CASH AND CASH EQUIVALENTS                          102            (76,374)
                                                                         ---------------  -----------------

DECREASE IN CASH AND CASH EQUIVALENTS                                          (318,267)          (101,698)

Cash and cash equivalents at beginning of the quarter                         1,347,499            720,931
                                                                         ===============  =================
Cash and cash equivalents at end of the quarter                               1,029,232            619,233

DECREASE IN CASH AND CASH EQUIVALENTS                                          (318,267)          (101,698)
                                                                         ---------------  -----------------


17.01 - REPORT ON SPECIAL REVIEW - UNQUALIFIED


(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
Companhia de Bebidas das Americas - AmBev
Sao Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Companhia de Bebidas das Americas - AmBev and subsidiaries (Company and consolidated), consisting of the balance sheets as of June 30, 2004, and the related statements of income for the quarter and six-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. Our limited review was conducted with the purpose of issuing a report on the interim financial statements referred to in the first paragraph. The statement of cash flows, which is being presented in the interim financial statements to provide supplementary information on the Company, is not required in conformity with Brazilian accounting practices. The statement of cash flows was submitted to the limited review procedures described in the second paragraph and we have concluded that there are no material modifications that should be made for it to be presented fairly, in all material respects, in relation to the interim financial statements taken as a whole.

17.01 - REPORT ON SPECIAL REVIEW - UNQUALIFIED


5. The Company and consolidated balance sheets as of March 31, 2004, presented for comparative purposes, were reviewed by us and our special review report, dated April 30, 2004, was unqualified. The Company and consolidated statements of income for the quarter and six-month period ended June 30, 2003, presented for comparative purposes, were reviewed by other independent auditors who issued a special review report thereon, dated July 31, 2003, without qualification.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.


Sao Paulo, July 30, 2004


DELOITTE TOUCHE TOHMATSU                                 Altair Tadeu Rossato
Independent Auditors                                     Engagement Partner


01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                              3 - CNPJ (Federal Tax ID)
      01811-2       COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV                       02.808.708/0001-07
---------------------------------------------------------------------------------------------------------------



                                            TABLE OF CONTENTS

---------------------------------------------------------------------------------------------------------------
  Group     Table                                      Description                                      Page
---------------------------------------------------------------------------------------------------------------
    01        01    IDENTIFICATION
---------------------------------------------------------------------------------------------------------------
    01        02    HEAD OFFICE
---------------------------------------------------------------------------------------------------------------
    01        03    INVESTOR RELATIONS OFFICER (Address for Correspondence with Company)
---------------------------------------------------------------------------------------------------------------
    01        04    GENERAL INFORMATION / INDEPENDENT ACCOUNTANTS
---------------------------------------------------------------------------------------------------------------
    01        05    CAPITAL COMPOSITION
---------------------------------------------------------------------------------------------------------------
    01        06    COMPANY PROFILE
---------------------------------------------------------------------------------------------------------------
    01        07    COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------------------------------------------------------------------------------------
    01        08    CASH DIVIDENDS
---------------------------------------------------------------------------------------------------------------
    01        09    SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR
---------------------------------------------------------------------------------------------------------------
    01        10    INVESTOR RELATIONS OFFICER
---------------------------------------------------------------------------------------------------------------
    02        01    BALANCE SHEET - ASSETS
---------------------------------------------------------------------------------------------------------------
    02        02    BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------
    03        01    STATEMENT OF INCOME
---------------------------------------------------------------------------------------------------------------
    04        01    NOTES TO THE QUARTERLY STATEMENTS
---------------------------------------------------------------------------------------------------------------
    06        01    CONSOLIDATED BALANCE SHEET - ASSETS
---------------------------------------------------------------------------------------------------------------
    06        02    CONSOLIDATED BALANCE SHEET - LIABILITIES & SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------
    07        01    CONSOLIDATED STATEMENT OF INCOME
---------------------------------------------------------------------------------------------------------------
    09        01    EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES
---------------------------------------------------------------------------------------------------------------
    16        01    OTHER IMPORTANT INFORMATION ON THE COMPANY
---------------------------------------------------------------------------------------------------------------
    17        01    REPORT ON THE SPECIAL REVIEW OF QUARTERLY STATEMENTS - UNQUALIFIED
---------------------------------------------------------------------------------------------------------------
                                             COMPANHIA BRASILEIRA DE BEBIDAS
---------------------------------------------------------------------------------------------------------------
                                                         HOHNECK
---------------------------------------------------------------------------------------------------------------
                                           EAGLE DISTRIBUIDORA DE BEBIDAS S.A.
---------------------------------------------------------------------------------------------------------------
                                          AGREGA INTELIGENCIA EM COMPRAS LTDA.
---------------------------------------------------------------------------------------------------------------
                                              AROSUCO AROMAS E SUCOS LTDA.